EXHIBIT NO. 21.1

SUBSIDIARIES OF FIRST TRINITY FINANCIAL CORPORATION
AN OKLAHOMA CORPORATION

Company Name	State of Incorporation	Ownership

First Trinity Capital Corporation	Oklahoma	100% Direct

Trinity Life Insurance Company	Oklahoma	100% Direct

Family Benefit Life Insurance Company	Missouri	100% Indirect